NO ACT

PE
1-20-2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10010599

February 16, 2010

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-16-2010

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2010

Dear Ms. Ising:

This is in response to your letter dated January 20, 2010 concerning the shareholder proposal submitted to ExxonMobil by Robert D. Morse. We also received a letter from the proponent on February 2, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2010

The proposal calls for the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account."

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7), as relating to ExxonMobil's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 *** RECEIVED

-2 PM 12: 13

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of The Chief Counsel
Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re: My Proposal to ExxonMobil Corp.

Ladies & Gentlemen:

Counsel for Mobil Corporation is trying to derail my Proposal by making a claim that I am trying to interfere with "Normal business operations", which is not so. The entire Proxy Materials are provided t o inform shareowners of how the top 5 of Management are compensated by actions of the Directors, usually those recommended and elected, there being little or no opponents available for choice. We are supposed to have a say in changes, but the "Rules of 1933"as amended, deprive us of any meaningful changes.

The claim of having "other Managers" remuneration is not a Proxy item, nor is the statement that it would violate any State or Corporate by-laws, as they can be changed by application to the S.E.C. and/or the State of Incorporation.

The entire Proxy would be of no value, were we not allowed to vote on the subject of remuneration. The problem for too long now, is that we are denied "The Right of Dissent", a violation of our Constitutional Rights. "Plurality" voting must be rescinded, and "Against" returned to the Vote For Directors boxes wherever it has been abolished.

PEPPER, HAMILTON LETTER OF JAN. 14, 2010 –TO COMCAST- Advisory

Page 8, 2nd Paragraph, states "---"Directors of a Pennsylvania corporation owe a fiduciary duty solely to the corporation and must act according to the corporation's best interest". In what way are the huge awards a "best interest" when it is of "best interest" to those receiving such ? The millions of dollars paid out yearly deplete shareowners equity, and would be better used to pay higher dividends. The Proxy Material never mentions what contribution the high level recipients did to earn such. Usually, certain "levels of achievement" are used as an excuse, which does not mean they actually contributed to the income of the company.

Let's be fair to Proponents, and allow my legitimate and easily read Proxy, disallowing the false claim that it is "confusing and misleading". The applicationand accomplishment thereof is up to Management, not myself..

Sincerely,
Robert D Morse

Copies to: Gibson, etc, and ExxonMobil Corp.

EXHIBIT

Pepper Hamilton LLP
Attorneys at Law

credit and to pay bonuses or other additional compensation to any of the foregoing for past services.

15 Pa. C. S. § 1502. Section 1502(c) specifically delegates the power to fix employee compensation to the board of directors pursuant to Section 1721. Accordingly, under Pennsylvania law, the board of directors sets the compensation policies for officers, employees and agents of the corporation, not the shareholders.

In Pennsylvania, directors stand in a fiduciary relation solely to the corporation as an entity, not to any particular constituency. *See* 15 Pa. C.S. § 1717; *see also Fidelity Federal Savings and Loan Ass'n v. Felicetti*, 830 F. Supp. 262, 269 (E.D. Pa. 1993) (applying Pennsylvania law and stating that the "nature of the relationship between the directors and the corporation requires that the directors devote themselves to the affairs of the corporation with a view toward promoting the best interests of the corporation"). Section 1715(b) provides that, when considering the best interests of the corporation, the directors are not required to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. *See* 15 Pa. C.S. § 1715(b). That subsection also makes clear that the consideration of interests or factors in the manner described in Section 1715 shall not constitute a violation of Section 1712. Thus, the BCL expressly negates the rule that exists in some jurisdictions that the interests of shareholders must, in certain circumstances, be considered paramount to the interests of other constituencies. *See AMP Inc. v. Allied Signal Corp.*, 1998 WL 778348 (E.D. Pa. 1998) (stating that "[t]he directors of a Pennsylvania corporation owe a fiduciary duty solely to the corporation and must act according to the corporation's best interest"). COMMENT! ANY

If the Proposal is adopted by the Company's shareholders and implemented by the Board, the Board would be required to set compensation for its executives and senior management at $500,000.00, a seemingly arbitrary number that is in no way related to the Board's independent business judgment as to whether such amount is in the best interests of the Company. Accordingly, the Proposal, if implemented, would mandate that the Board disregard its fiduciary duty to fix employee compensation levels in accordance with its assessment of the Company's best interests, as specifically mandated by Sections 1502(16) and 1721(a) of the BCL.

CONCLUSION

Based on our examination of the foregoing documents, and subject to the assumptions and other qualifications herein set forth, we are of the opinion that:

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

January 20, 2010

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 26471-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Robert Morse
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Robert Morse (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments." A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Properly Excluded Pursuant To Rule 14a-8(i)(7) Because The Proposal Pertains To Matters Of The Company's Ordinary Business Operations, Namely General Compensation Matters.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Pursuant to this administrative history, the Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues. Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation .... We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7) ...."

The Proposal requests limitation of remuneration for "Management" and does not limit the restriction to the Company's most senior executives. Because the Proposal encompasses a much broader range of employees, including other officers and managers, the Proposal is asking the shareholders to vote upon the compensation of the employees of the Company. The Staff consistently has concurred in the exclusion of proposals seeking to alter the terms of a company's equity compensation to non-executive employees on the grounds that they relate to general compensation matters. Most importantly, the Staff concurred with the exclusion under Rule 14a-8(i)(7) of two virtually identical proposals. In *Mattel, Inc.* (avail. Mar. 13, 2006), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all management remuneration in excess of $500,000.00 per year" and to refrain from making severance contracts, and in *General Motors Corp.* (avail. Mar. 24, 2006), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year," excluding minor perks and necessary insurance, and to prohibit severance contracts. *See also Pfizer Inc. (Davis)* (avail. Jan. 29, 2007) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board cease to grant stock options to any employees); *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt and disclose a new policy on equity compensation, and cancel a certain equity compensation plan potentially affecting all employees); *Plexus Corp.* (avail. Nov. 4, 2004) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of stock options for all employees and associates); *Woodward Governor Co.* (avail. Sept. 29, 2004) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of all stock option grants); *Sempra Energy* (avail. Dec. 19, 2002, *recon. denied* Mar. 5, 2003) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal seeking to limit grants of stock options and derivatives for both "officers and employees"); *ConAgra Foods, Inc.* (avail. June 8, 2001) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal seeking to amend the exercise price, vesting and other terms of the company's stock plan because it related to general compensation issues); *Shiva Corp.* (avail. Mar. 10, 1998) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal mandating that the company bylaws be amended to prohibit repricing of stock options because the proposal related to ordinary business operations).

The Proposal, like the proposals submitted in *Mattel* and *General Motors* and the other precedent above, concerns general compensation matters because it seeks to limit compensation for non-executive employees. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Lisa K. Bork, the Company's Counsel – Corporate & Securities, at (972) 444-1473.

Sincerely,

Elizabeth A. Ising /SMR

Elizabeth A. Ising

EAI/gsf
Enclosures

cc: Lisa K. Bork, Exxon Mobil Corporation
Robert Morse

100788636_4.DOC

Exhibit A

SHAREHOLDER PROPOSAL

Robert D. Morse
*** FISMA & OMB Memorandum M-07-16 ***

T. J. Gill
AUG 04 2009

AUG 4 2009
NO. OF SHARES 5,354
DISTRIBUTION: DSR: RME: TJG:
LKB: JEP: DGH: SMD

August 1, 2009

*** FISMA & OMB Memorandum M-07-16 ***

Office of The Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2798

RECEIVED
DEC 16 2009
JAMES E. PARSONS

Dear Secretary:

I, Robert D. Morse, of *** FISMA & OMB Memorandum M-07-16 ***, owner of $2000.00 or more of company stock, for over one year, wish to present a proposal to be printed in the Year 2010 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

Note: Should your firm already be supplying an "Against" voting section in the "Vote for Directors", please omit the sections in parenthesis.

The Proof of Ownership of $2000.00 value, and holding such for at least 1 year, the agreement to hold stock until after the meeting date, regardless of market conditions might be required by the S.E.C. Since most corporations have endorsed elimination of certificates, holding in street, or broker's name has proliferated. A few companies asked to provide a letter from my broker, as the S.E.C. "Rules" will not permit acceptance of the monthly report showing date of purchase, and latest report showing stock holdings. **The S.E.C is insulting the integrity of all brokers in the industry.** To prove how ridiculous this "Rule" is, the broker uses the same computer report information as given me to provide the letter of confirmation ! It is also an intrusion on their time and of no interest to them.

Note: In previous presentations of Proposals, only a few corporations with an "anti-attitude" have used their money saving rights of "non issuance of Certificates" as a wedge to delay a Proponent's work by using the S.E.C. "Rule" permitting such. One company, used outside legal counsel, whom presented a near ½ inch report to the S.E.C. and myself, to increase their charges, which diminish earnings. There is no regard for the National Paperwork Reduction Act, while the S.E.C. still requires 6 copies by the presenter. Please be considerate. Thanks for not wasting money on outside counsel and paperwork, as I only received low voting support from shareowners through the past 20 plus years.

E-mail questionnaire just received from the S.E.C. and replied, regarding above and other issues.

Sincerely,

Robert D. Morse
Robert D. Morse

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

August 1, 2009

PROPOSAL:

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONS:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only <u>five upper</u> Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

{The use of "Plurality" voting, is a scam to guarantee return of Management to office, and used <u>only</u> in the Vote for Directors after removing "Against", as far back as year 1975, placed in corporate registrations and also in 6 or more States Rules of largest Corporate Registration, perhaps by influence of Lobbyists. }

The only <u>present</u> way to reform excess remuneration at present is to vote "Against" all Directors until they change to lower awards. Several years ago, Ford Motor Company was first to agree with self to return this item, since followed by many but not all companies.

{The S.E.C. should require "Against" in the vote for Directors column, it being unconstitutional to deny our "Right of Dissent". In some Corporate and State filings, these may be referred to as "Laws", but showing no penalties, are therefore merely "Rules, which can be ignored or not applied. and cannot be defeated for election, even if one vote "For" is received by each, for the number of nominees presented.]

You are asked to take a closer look for your voting decisions, as Management usually nominates Directors, whom may then favor their selectors. The Directors are the group responsible for the need of this Proposal, as they determine remuneration..

Any footnote stating that signed but not voted shares will be voted "at the discretion of Management". is unfair, as the shareowner may only be wishing to stop further solicitations, and as, on other matters, can "Abstain". The voting rights are <u>not given voluntarily by not voting.</u>

Please vote "FOR" this Proposal, it benefits you, the owners of the Company.

Sincerely,

Robert D. Morse

Robert D. Morse

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

August 10, 2009

VIA UPS - OVERNIGHT DELIVERY

Mr. Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Morse:

This will acknowledge receipt of the proposal concerning executive compensation that you have submitted in connection with ExxonMobil's 2010 annual meeting of shareholders.

Since your name appears in the company's records as a shareholder, we were able to verify your share ownership. You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

You state in your letter only that you will "attempt to be represented" at the next shareholders' meeting. As you know, SEC rules require the sponsor of a proposal either to attend the meeting in person or appoint a qualified representative under state law to attend the meeting and present the proposal. If you fail to attend the meeting or arrange a proper representative after a proposal has been included in the proxy statement, you may be precluded from submitting proposals for the next two years.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

Your proposal this year, relating to executive compensation, appears to be unrelated to your supporting statement, which deals with shareholders' inability to vote "against" director nominees and plurality voting for directors.

Mr. Robert D. Morse
August 10, 2009
Page two

ExxonMobil has amended its Corporate Governance Guidelines to provide that any director nominee who fails to receive a majority of votes cast FOR in an uncontested election must tender his or her resignation. In the absence of a compelling reason (such as the need to satisfy a regulatory requirement for board composition), the policy further provides that the resignation shall be accepted. Thus, it would appear that your concern regarding proxy voting has been addressed. Therefore, to withdraw this proposal, simply sign the enclosed response and mail it to me at the address listed on the enclosed stamped return envelope.

Sincerely,

David Rosenthal

Enclosures

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David S. Rosenthal
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, Robert D. Morse, hereby withdraw my shareholder proposal concerning executive compensation, which I have submitted to Exxon Mobil Corporation in connection with their 2010 annual meeting of shareholders.

Sincerely,

Robert D. Morse

RECEIVED
AUG 19 2009
D. G. HENRY

Robert D. Morse
*** FISMA & OMB Memorandum M-07-16 ***

August 12, 2009

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David S. Rosenthal
Vice President, Investor Relations & Sec'y
ExxonMobil Corporation
5959 Las Calinas Boulevard
Irving, TX 75039-2298

RECEIVED
AUG 19 2009
D. S. ROSENTHAL

Dear Mr Rosenthal:

Thank you for an early response, time for First Class Mail, no need to find UPS dropped between front doors.

My statement "I will attempt to be represented—" is correct, in that for the past few years, I am needed to look after my Wife, whom is confined at home due to illness requiring my assistance, and have so stated previous years.

Unless you provide in advance, names, etc, of other Proponents to contact, I have no one to rely on, other than volunteers who may contact me after receiving their Proxy. I will keep alert to those options.

My Proposal "Reasons" as stated is correct, in that shareowners need information provided regarding the present voting system in order to make a decision. There is no violation of Rules, nor do I need more copies after over 20 years of submissions.

To be specific, many shareowners are unaware that "Against" was removed only from most "Director" vote Corporate Proposals to guarantee election, and many are returning the word at my insistence the past four years, after being informed we are denied "Right of Dissent".

Your statement that ExxonMobil has amended it's Guidelines doses not address the problem, merely a diversion I will not accept. Voting line names as "Except" and "Abstain" are not deducted from "Yes" votes, only counted separately

Some firms,. Ford Motor being the first, have correctly returned "Against" to it's proper location in the vote for Directors column. . .

I see no need to contact the S.E.C. for expensive and protracted requests to deny a properly written Proposal for Year 2010.

Sincerely

Robert D. Morse

Robert D. Morse